Exhibit 99.1

Boqii to Hold Extraordinary General Meeting on September 11, 2023

SHANGHAI, August 4, 2023 (PRNewswire)—Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced that it will hold an extraordinary general meeting (the “EGM”) on Monday, September 11, 2023 at 3:00 p.m. (China Time) / 3:00 a.m. (Eastern Time) at the offices of Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai, People’s Republic of China, 201210.

The board of directors of the Company has fixed the close of business on August 14, 2023 (Eastern Time), as the record date (the “Record Date”) for determining the shareholders entitled to receive notice and to attend and vote at the EGM or any adjourned or postponed meeting thereof pursuant to the memorandum and articles of association of the Company currently in effect. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act directly through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. The resolutions put to the vote at the EGM will be decided by poll.

The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at http://ir.boqii.com.

The Company expects to continue implementing additional further funding options, including issuances of equity securities, in the foreseeable future, to optimize its business and seize opportunities to grow and to create greater value for shareholders.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken, Mocare and D-cat, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

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